Exhibit 99.1

May 7, 2013

Mr. Arthur L. Smith

Chairman, Conflicts Committee

Pioneer Natural Resources GP LLC

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039-3746

Dear Mr. Smith:

Pioneer Natural Resources Company (“PNR”) is pleased to submit a proposal (the “Proposal”) pursuant to which PNR would acquire all of the outstanding common units of Pioneer Southwest Energy Partners L.P. (the “MLP”) not already owned by PNR or its subsidiaries for common stock in PNR through a stock-for-unit exchange. As you are aware, PNR, through its wholly-owned subsidiary, Pioneer Natural Resources USA, Inc. (“PNR USA”), owns the MLP’s general partner, Pioneer Natural Resources GP LLC (the “MLP GP”), and 18,721,200 common units of the MLP, or approximately 52.4% of the MLP’s total outstanding common units. Subject to the negotiation and execution of definitive documentation containing terms and conditions customary for a transaction of this type (the “Definitive Agreement”), PNR hereby proposes to pay consideration of .2234 of a share of PNR common stock for each issued and outstanding publicly-held MLP common unit in a transaction to be structured as a merger between the MLP and a wholly-owned subsidiary of PNR. In proposing this .2234 exchange ratio, PNR has assumed that a regular quarterly common unit distribution of $0.52 per common unit will be declared in July and that, thereafter, common unit distributions will be suspended while the transaction is pending.

The Proposal presents a compelling opportunity for the MLP unitholders to participate in PNR. Additionally, the transaction would provide the MLP unitholders with an attractive premium over the current market price of the common units of the MLP and would provide the MLP unitholders with current value for the MLP’s potential horizontal drilling prospects, without subjecting the unitholders to the risks inherent in exploitation and development of the potential horizontal drilling opportunities, financing risk and commodity price risk.

Unless and until a transaction is completed, we anticipate that the MLP’s business will continue to operate in accordance with current practice.

PNR does not anticipate that any regulatory approvals will be impediments to the closing, and HSR clearance will not be required. PNR USA, as the owner of a majority of the outstanding common units, will provide its approval of the transaction. We are preparing a proposed merger agreement, confidentiality agreement and voting agreement that we intend to provide to you shortly.

We expect that the board of directors of the MLP GP will delegate to your conflicts committee (the “MLP GP Conflicts Committee”) the authority to evaluate the Proposal, and that the officers of PNR who sit on the MLP GP board of directors will support such delegation of authority. We would appreciate an opportunity to present the Proposal in more detail to the MLP GP Conflicts Committee and its advisors as soon as possible.

Please be aware that PNR is interested only in acquiring common units of the MLP and not in selling common units in the MLP or its general partner interest in the MLP.

This Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to this Proposal or any other transaction shall be created until such time as a mutually satisfactory Definitive Agreement is executed and delivered. The making of this Proposal has been approved by PNR’s Board of Directors, but the Definitive Agreement and the transactions contemplated thereby will require approval by PNR’s Board of Directors in addition to approval by the MLP GP Conflicts Committee.

PNR is excited about the prospect of working with the MLP GP Conflicts Committee to complete a transaction that is attractive to the MLP’s unitholders.

Sincerely,

Pioneer Natural Resources Company

/s/ Scott D. Sheffield

Scott D. Sheffield

Chief Executive Officer

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